September 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Pharmacy Services, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-274847

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), and as representative of the several underwriters of the Company’s proposed initial public offering, we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern time, on September 25, 2024, or as soon thereafter as is practicable, or at such later time as the Company or its legal counsel, Jones Day, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, please be advised that we, as representative of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus dated September 16, 2024, to prospective underwriters, dealers, institutional investors and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Frank Hancock
Name:	Frank Hancock
Title:	Managing Director